RUBICON MINERALS CORPORATION

Consolidated Financial Statements

(Stated in Canadian Dollars)

For the Years Ended December 31, 2011 and 2010

Suite 1540 – 800 West Pender Street, Vancouver, BC  V6C 2V6
Tel: 604.623.3333   Toll free: 1.866.365.4706   Fax:  604.623.3355   E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

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MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management of Rubicon Minerals Corporation is responsible for the integrity and fair presentation of the financial information contained in this annual report which has been approved by the Board of Directors. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

De Visser Gray LLP has audited our financial statements in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and has expressed their opinion in the auditors’ report.

“David Adamson” David Adamson President and Chief Executive Officer	“Robert Lewis” Robert Lewis Chief Financial Officer

RUBICON MINERALS CORPORATION

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established in Internal Control - Integrated Framework, by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management has concluded that internal control over financial reporting was effective as of December 31, 2011. De Visser Gray LLP, a firm of independent registered chartered accountants, appointed by the shareholders, have performed an audit on the effectiveness of our internal controls over financial reporting, as of December 31, 2011 and their report is attached.

“David Adamson” David Adamson President and Chief Executive Officer	“Robert Lewis” Robert Lewis Chief Financial Officer

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REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Rubicon Minerals Corporation

We have audited the accompanying consolidated financial statements of Rubicon Minerals Corporation and its subsidiaries (“the Company”), which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010, and January 1, 2010, and the consolidated statements of operations, comprehensive loss, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and the notes to the consolidated financial statements.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Rubicon Minerals Corporation and its subsidiaries as at December 31, 2011, December 31, 2010 and January 1, 2010 and their financial performance and cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

Vancouver, Canada
March 27, 2012

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Rubicon Minerals Corporation

We have audited the internal control over financial reporting of Rubicon Minerals Corporation (the “Company”) as of December 31, 2011, based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated March 27, 2012 expressed an unqualified opinion on those consolidated financial statements.

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

Vancouver, Canada
March 27, 2012

RUBICON MINERALS CORPORATION
Consolidated Balance Sheets
 (Stated in Canadian Dollars)

	December 31 2011	December 31 2010 (note 23)	January 1 2010 (note 23)
Assets
Current assets
Cash and cash equivalents (note 21)	$65,870,296	$11,967,867	$2,377,399
Temporary investments (note 6)	-	52,413,576	125,418,231
Marketable securities (note 7)	3,252,672	68,408	66,532
Accounts receivable	1,848,207	2,111,463	1,108,511
Prepaid expenses and supplier advances	265,702	289,967	333,343
	71,236,877	66,851,281	129,304,016

Other investments (note 8)	772,138	1,248,472	1,127,819
Property plant and equipment (note 9)	17,847,744	5,031,532	987,245
Exploration and evaluation assets (note 10)	188,590,629	146,775,911	99,331,485
Reclamation deposits (note 11)	1,686,224	498,000	498,000
	$280,133,612	$220,405,196	$231,248,565
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 12)	$9,330,709	$7,199,256	$4,038,999
Corporate income tax payable (note 16)	-	7,150	-
	9,330,709	7,206,406	4,038,999
Non-Current liabilities
Deferred income taxes (note 16)	138,886	205,180	155,635
Provision for closure and reclamation (note 13)	1,923,358	394,392	-
	11,392,953	7,805,978	4,194,634
Equity
Share capital (note 14(a))	327,311,371	251,916,237	249,825,227
Share-based payment reserve (note 14(b))	17,097,729	13,715,079	5,629,777
Accumulated other comprehensive income (loss) (note 15)	(1,145,992)	93,854	(785,842)
Deficit	(74,522,449)	(53,125,952)	(27,615,231)
	268,740,659	212,599,218	227,053,931
	$280,133,612	$220,405,196	$231,248,565

The accompanying notes are an integral part of these consolidated financial statements.
Commitments (note 19) Subsequent event (note 22)

Approved by the Board of Directors:
“David Adamson”	“Julian Kemp”
David Adamson, Director	Julian Kemp, CA, Director

RUBICON MINERALS CORPORATION
Consolidated Statements of Operations
(Stated in Canadian Dollars)

	For the years ended December 31
	2011	2010 (note 23)

Expenses
Consulting	$332,566	$543,178
Depreciation	53,933	22,698
General mineral exploration	156,166	144,006
Impairment of exploration and evaluation assets (note 10)	14,732,137	14,093,878
Insurance	610,325	510,962
Investor relations (note 18)	955,277	860,454
Office and rent	281,454	245,546
Option payments received in excess of property costs (note 10)	(1,054,388)	(505,865)
Professional fees	1,392,881	535,447
Salaries and benefits	2,447,972	2,605,941
Share based compensation (note 14(b,c))	1,395,365	5,812,100
Transfer agent and regulatory filing fees	210,629	205,857
Travel and accommodation	175,947	358,060
Loss before other items	(21,690,264)	(25,432,262)
Interest and other income	477,476	463,583
Foreign exchange gains (losses)	(2,797)	3,121
Loss on sale of investments	(264,044)	(366,418)
Other losses	-	(114,449)
Loss before income taxes	(21,479,629)	(25,446,425)
Current income tax recovery (expense) (note 16)	16,838	(14,751)
Deferred income tax recovery (expense) (note 16)	66,294	(49,545)
Net loss for the year	$(21,396,497)	$(25,510,721)

Basic and diluted loss per common share	$(0.10)	$(0.12)
Weighted average number of common shares outstanding	223,992,408	213,523,163

The accompanying notes are an integral part of these consolidated financial statements.

RUBICON MINERALS CORPORATION
Consolidated Statements of Comprehensive Loss
(Stated in Canadian Dollars)

	For the years ended December 31
	2011	2010 (note 23)

Net loss	$(21,396,497)	$(25,510,721)

Other comprehensive income (loss)
Fair value adjustments on available for sale financial instruments (net of tax):
Temporary investments	37,004	28,761
Marketable securities and other investments	(1,540,894)	370,068
Realized losses on marketable securities and other investments reclassified to net income	264,044	366,418
Impairment losses on marketable securities and other investments reclassified to net income	-	114,449
Other comprehensive income (loss)	(1,239,846)	879,696
Total comprehensive loss	$(22,636,343)	$(24,631,025)

The accompanying notes are an integral part of these consolidated financial statements.

RUBICON MINERALS CORPORATION
Consolidated Statements of Changes in Equity
(Stated in Canadian dollars)

	Number of Shares	Share Capital		Share-based Payments Reserve		Accumulated Other Comprehensive Income/(Loss)		Deficit		Total Equity
		$		$		$		$		$
Balance - January 1, 2010	213,218,014		249,825,227		5,629,777		(785,842)		(27,615,231)		227,053,931

Share issuance costs	-		(15,879)		-		-		-		(15,879)
Exercise of options	931,000		933,960		-		-		-		933,960
Transfer to share capital on exercise of options	-		543,790		(543,790)		-		-		-
Share-based payments - administration	-		-		5,812,100		-		-		5,812,100
Share-based payments - property	-		-		2,816,992		-		-		3,032,127
Share issues settling obligations	145,660		629,139		-		-		-		414,004
Unrealized gain on available-for-sale investments	-		-		-		513,278		-		513,278
Realized loss on sale of available-for-sale investments	-		-		-		366,418		-		366,418
Net loss for the year	-		-		-		-		(25,510,721)		(25,510,721)
Balance - December 31, 2010	214,294,674		251,916,237		13,715,079		93,854		(53,125,952)		212,599,218

	Number of Shares	Share Capital		Share-based Payments Reserve		Accumulated Other Comprehensive Income/(Loss)		Deficit		Total Equity
		$		$		$		$		$
Balance - January 1, 2011	214,294,674		251,916,237		13,715,079		93,854		(53,125,952)		212,599,218

Share issuance costs	-		(459,689)		-		-		-		(459,689)
Exercise of options	719,000		867,690		-		-		-		867,690
Transfer to share capital on exercise of options	-		430,885		(430,885)		-		-		-
Agnico-Eagle Mines Ltd. private placement	21,671,827		70,000,001		-		-		-		70,000,001
Purchase of Phoenix Land Claims NSR	1,216,071		4,256,249		-		-		-		4,256,249
Share-based payments - administration	-		-		1,590,710		-		-		1,590,710
Share-based payments – property	-		-		1,922,823		-		-		1,922,823
Share issues settling obligations	53,097		299,998		300,002		-		-		600,000
Unrealized loss on available-for-sale investments	-		-		-		(1,503,890)		-		(1,503,890)
Realized loss on sale of available-for-sale investments	-		-		-		264,044		-		264,044
Net loss for the year	-		-		-		-		(21,396,497)		(21,396,497)
Balance – December 31, 2011	237,954,669		327,311,371		17,097,729		(1,145,992)		(74,522,449)		268,740,659

The accompanying notes are an integral part of these consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Cash Flows
(Stated in Canadian Dollars)

	For the years ended December 31
	2011	2010
		(note 23)
Cash provided by (used for):
Operating activities
Net loss	$(21,396,497)	$(25,510,721)
Adjustments for:
Depreciation	53,933	22,698
Impairment of exploration and evaluation expenditures (note 10)	14,732,137	14,093,879
Share-based compensation	1,395,365	5,812,100
Share receipts in excess of property costs	(971,994)	(201,181)
Interest income	(464,915)	(463,583)
Loss on sale of investment	264,044	366,418
Other losses	7,128	114,449
Current income tax	-	7,150
Deferred income tax (recovery) expense	(66,294)	49,545
Changes in non-cash working capital:
Accounts receivable and prepaid expenses	287,522	(959,576)
Accounts payable and accrued liabilities	(1,434,301)	1,632,855
Interest received	557,241	349,119
Net cash used in operating activities	(7,036,631)	(4,686,848)

Investing activities
Temporary investments	52,378,410	73,147,880
Exploration and evaluation expenditures	(43,995,350)	(56,444,420)
Recovery of property costs	-	27,188
Expenditures on property, plant and equipment, net of disposals	(13,355,249)	(3,834,993)
Acquisition of marketable securities	(3,670,015)	-
Proceeds on sale of marketable securities	366,483	463,580
Reclamation deposits	(1,193,224)	-
Net cash provided by (used in) investing activities	(9,468,945)	13,359,235

Financing activities
Issuance of common shares	70,867,691	933,960
Share issue costs	(459,686)	(15,879)
Net cash from financing activities	70,408,005	918,081

Increase in cash and cash equivalents	53,902,429	9,590,468
Cash and cash equivalents, beginning of the year	11,967,867	2,377,399
Cash and cash equivalents, end of the year	$65,870,296	$11,967,867

See Supplemental cash flow and non-cash activities (note 21)
The accompanying notes are an integral part of these consolidated financial statements.

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1.	NATURE AND CONTINUANCE OF OPERATIONS

Rubicon Minerals Corporation (“the Company”) has been primarily involved in the acquisition, and exploration and development of mineral property interests in Canada and the United States. The Company is incorporated and domiciled in British Columbia, Canada. The address of its registered office is Suite 2800 - 666 Burrard Street Vancouver, BC V6C 2Z7. The Company maintains its office at Suite 1540 – 800 West Pender Street, Vancouver, BC.

At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties.  The ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of its properties.

Although the Company is unaware of any defects in its title to its mineral properties, no guarantee can be made that none exist.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business operations for the foreseeable future.  The continuing operations of the Company may be dependent upon its ability to continue to raise financing or to commence profitable operations in the future (See note 22 regarding financing subsequent to the year end).

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation and first-time adoption of International Financial Reporting Standards (“IFRS”)

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as defined in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and to require publicly accountable enterprises to apply these standards effective for years beginning on or after January 1, 2011. Accordingly, these are the Company’s first annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These consolidated annual financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale, which are stated at their fair value.  In addition, the annual financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These financial statements were approved by the Board of Directors for issue on March 20, 2012.

b)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries.  The principal subsidiaries of the Company and their place of operations at December 31, 2011 were as follows:
Name of Subsidiary	Place of Operation	Ownership Interest	Principal Activity

0691403 B.C. Ltd.	British Columbia, Canada	100%	Holding company
1304850 Ontario Inc.	Ontario, Canada	100%	Mineral property staking and sale
Rubicon Alaska Holdings Inc.	Alaska, United States	100%	Mineral exploration
Rubicon Alaska Corp.	Alaska, United States	100%	Property holding company
Rubicon Minerals Nevada Inc.	British Columbia, Canada	100%	Holding company
Rubicon Nevada Corp.	Nevada, United States	100%	Mineral exploration
All material intercompany transactions and balances are eliminated on consolidation.

2.      SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Foreign currency translation

The functional and reporting currency of the Company and its subsidiaries is the Canadian dollar.  Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are re-translated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.  Foreign currency translation differences are recognized in profit or loss, except for differences on the re-translation of available-for-sale instruments which are recognized in other comprehensive income.

d)	Significant accounting judgments

The judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

i)
The Company has selected a policy of capitalizing all exploration and evaluation expenditures on properties that it has an exploration license, as exploration and evaluation assets.  At each period end, the Company applies its judgment in determining whether facts and circumstances suggest that the carrying amount of the asset exceeds it recoverable amount, and if so the carrying value of the asset is tested for impairment.  In applying its judgment, the Company considers the history of exploration activity, the results of completed exploration, and future plans and ownership rights

ii)
The classification of financial instruments as disclosed in note 2(o) will determine whether unrealized gains and losses in value are recorded to profit and loss or other comprehensive income.  The Company evaluates the attributes of its financial instruments in applying the classification criteria and in some cases is free to choose an appropriate category.

e)	Sources of estimation uncertainty

Certain of the Company’s assets and liabilities have carrying amounts that have a significant risk of a material adjustment in the following financial year due to the uncertainty of the estimates that are used in determining their carrying amounts.
Estimates of the effects of uncertain future events may be based on historical results or other assumptions and factors and are reviewed on an ongoing basis. When a change in estimate causes a change in carrying amount of an asset or liability the change is recorded prospectively.  Assets and liabilities that are subject to significant estimation uncertainty include:

i)
Property, plant and equipment, which currently consist of the Company’s fixed assets are depreciated based on the expected useful lives of the assets and their expected salvage value.  Estimated lives of assets may be dependent estimates of mine life or rates of deterioration of the asset itself.  Decay rates are based on historical experience with similar assets.  Estimates of mine life are based on internal or independent studies. These assets currently have a carrying amount of approximately $17.9 million – see note 9.  Further details of depreciation rates are stated in note 2(g).

ii)
Impairment testing of exploration and evaluation assets deemed to have circumstance indicating a likelihood that carrying amounts exceed recoverable amounts.  As the Company has no cash generating units, a recoverable amount can only be calculated from estimated sales value less costs of sales.

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

iii)
Deferred income tax asset carrying amounts depend on estimates of future taxable income and the likelihood of reversal of timing differences.  Where reversals are expected, estimates of future tax rates will be used in calculation of deferred tax asset carrying amounts.  Potential tax assets of $4,209,286 (note 16) were deemed not to be recoverable at the current year end.

iv)
Provisions for reclamation and closure represent the Company’s estimate of the present value of the estimated future cost of reclamation.  This provision is highly sensitive to estimation uncertainty and it involves multiple estimates including the current estimated cost to rehabilitate sites, future inflation rates, factors applied to account for future estimation error, estimates of future risk free interest rates and estimates of the time until reclamation is implemented.  Inflation rates have been derived from Bank of Canada targets.  Risk free interest rates were derived from long-term Government of Canada bond rates.  Time to reclamation implementation is based on the Company’s estimate of potential life of mine using internal or independent reports. Details of the estimates and rates applied in the current year and resulting carrying amounts are described in note 13.

v)
Share based compensation calculations are based on estimates of several variables including future exercise dates, future interest rates and future volatility of the Company’s share price.  See note 14 for a discussion of the factors used in the current year.

f)	Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, deposits in banks and highly liquid investments having terms to maturity of 90 days or less when acquired.

g)	Property plant and equipment

Property, plant and equipment is carried at cost, less accumulated depreciation and net accumulated impairment losses.  Cost comprises the fair value of consideration given to acquire or construct an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use along with the future cost of dismantling and removing the asset. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (components) of property, plant and equipment.

Assets under construction are depreciated over their estimated useful lives once they are substantially complete and available for their intended use.

Plant and equipment associated with mining operations is depreciated over the estimated useful lives of the assets either on a unit–of-production basis or declining balance basis at rates of 5% to 50% per annum, as appropriate.  All other equipment is depreciated over the estimated useful life of the assets using the declining balance method at rates of 5% to 50% per annum, as appropriate.  Depreciation methods and useful lives are reviewed at each reporting date and adjusted as required.

The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part. The carrying amount of a replaced part is derecognized when replaced. Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

Impairment losses and gains and losses on disposals of property, plant and equipment are included in results from operations.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

h)	Exploration and Evaluation

Exploration expenditures relate to the initial search for deposits with economic potential and to detailed assessments of deposits or other projects that have been identified as having economic potential.

Expenditures on mineral exploration or evaluation incurred in respect of a property before the acquisition of a mineral interest are expensed, as incurred, to general mineral exploration.  Once a license to explore an area has been secured, expenditures on exploration and evaluation activities are capitalized to exploration and evaluation assets and classified as a non-current asset.

Mineral property acquisition costs are included in exploration and evaluation and include any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of the mineral property interest.  Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment.  Where a potential impairment is indicated, assessments are performed for each area of interest, as described in note 2(i).  To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations.

Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project.

Once an economically viable deposit has been determined for an area and the decision to proceed with development has been approved by the Board of Directors, exploration and evaluation assets attributable to that area are first tested for impairment and then reclassified to property, plant and equipment.

If a project does not prove viable, all irrecoverable costs associated with the project net of any impairment provisions are written off.

i)	Impairment

At each reporting period, management reviews property plant and equipment, and exploration and evaluation assets for indicators of impairment. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction. In assessing value in use, the estimated future cash flows are discounted to their present value. If the recoverable amount of the asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for that period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which that asset belongs.

Past impairments are also considered at each reporting period and where there is an indication that an impairment loss may have decreased, the recoverable amount is calculated as outlined above to determine the extent of the recovery. If the recoverable amount of the asset is more than its carrying amount, the carrying amount of the asset is increased to its recoverable amount and the impairment loss is reversed in profit or loss for that period. The increased carrying amount due to reversal will not be more than what the depreciated historical cost would have been if the impairment had not been recognized.

2.           SIGNIFICANT ACCOUNTING POLICIES (continued)

j)	Reclamation deposits

The Company maintains cash deposits, or letters of credit secured by cash deposits, as required by regulatory bodies as assurance for the funding of reclamation costs.  These funds are restricted to that purpose and are not available to the Company until the reclamation obligations have been fulfilled or the related property is sold and the obligation is assumed by the buyer.  Reclamation deposits are designated as available for sale, are recorded at fair value and are classified as non-current assets.

k)	Provision for closure and reclamation

Provisions for closure and reclamation obligations are recognized when a legal or constructive obligation arises. The liability is recognized at the present value of management’s best estimate of the closure and reclamation obligation. The estimate is discounted to the present value using a discount rate specific to the obligation. When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized on the same basis as the related asset. Upon settlement of the liability, the Company may incur a gain or loss.

l)	Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax is not recognized for temporary differences which arise on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting, nor taxable profit or loss.  Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Deferred income tax assets also result from unused loss carry forwards, resource related pools and other deductions.  A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

m)	Flow-through Shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. The increase to share capital when flow-through shares are issued is measured based on the current market price of the Company’s common shares. The incremental proceeds related to the flow-through share premium are recorded as a premium liability. When the qualifying exploration expenditures are incurred and renunciation of the tax benefits to the investors has occurred, or is likely to occur, a credit to deferred income tax expense is recognized, and the related premium liability is eliminated.

n)	Share capital

The Company records proceeds from share issuances net of issue costs.  Common shares issued for consideration other than cash, are valued based on their market value at the date the agreement to issue shares was concluded.

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

o)	Financial instruments

Financial assets

The Company classifies its financial assets in the following categories: fair value through profit or loss, loans and receivables, and available-for-sale.  The classification depends on the purpose for which the financial assets were acquired.  Management determines the classification of financial assets at recognition.

i.	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are initially recognized at fair value with changes in fair value recorded through income.  The Company does not currently hold any of this type of financial asset.

ii.	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They are classified as current assets or non-current assets based on their maturity date.  Loans and receivables are carried at amortized cost less any impairment.  Loans and receivables are comprised of cash in the bank, guaranteed investment certificates and trade and other receivables.

iii.	Available-for-sale financial assets

Available-for-sale (AFS) financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other financial asset categories.  Changes in the fair value of AFS financial assets are recognized as other comprehensive income and classified as a component of equity.  AFS assets include treasury bills, temporary investments, marketable securities, reclamation deposits and other investments consisting of shares of other entities.

Management assesses the carrying value of AFS financial assets at each reporting period and any impairment charges are also recognized in profit or loss.  When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments recognized in other comprehensive income are reclassified to profit or loss.

Financial liabilities

The Company’s financial liabilities are classified as borrowings and other financial liabilities.

Borrowings and other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost.  Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in the income statement over the period to maturity using the effective interest method.

Borrowings and other financial liabilities are classified as current or non-current based on their maturity date.  Financial liabilities include accounts payable and accrued liabilities.

p)	Share-based payments

The Company’s Stock Option Plan allows employees and consultants to acquire shares of the Company. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued and are recorded at the date the goods or services are received if the fair value of the

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

goods or services received is not determinable.  If it is determined the fair value of the goods or services cannot be reliably measured, the fair value of the share-based payment is measured using the Black-Scholes option pricing model. The fair value of the share based payment is recognized as an expense or capitalized to exploration and evaluation asset with a corresponding increase in reserves. Consideration received on the exercise of stock options is recorded as share capital and the related reserves amount is transferred to share capital.

q)	Loss per share

Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding in the period.  Diluted loss per share is calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.  Where the effects of including all outstanding options and warrants would be anti-dilutive, no dilution is calculated and the diluted loss per share is presented as the same as basic loss per share.

3.	ACCOUNTING STANDARDS, INTERPRETATIONS AND AMENDMENTS TO EXISTING STANDARDS THAT ARE NOT YET EFFECTIVE

The Company has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for accounting periods beginning on or after January 1, 2012 or later periods.

Effective for accounting periods beginning on or after January 1, 2013:

•
IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control under IFRS so that the same criteria are applied to all entities to determine control. The Company is currently evaluating the impact this standard may have on its consolidated financial statements.

•
IFRS 11, Joint Arrangements, replaces IAS 31, Interests in Joint Ventures. IFRS 11 reduces the types of joint arrangements to two: joint ventures and joint operations. IFRS 11 requires the use of equity accounting for interests in joint ventures, eliminating the existing policy choice of proportionate consolidation for jointly controlled entities under IAS 31. Entities that participate in joint operations will follow accounting much like that for jointly controlled assets and jointly controlled operations under IAS 31. The Company is currently evaluating the impact this standard may have on its consolidated financial statements.

•
IFRS 12, Disclosure of Interests in Other Entities, sets out the disclosure requirements for entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28, Investments in Associates.   The Company is currently evaluating the impact this standard may have on its consolidated financial statements.

•
IFRS 13, Fair Value Measurement, this new standard sets out a framework for measuring fair value and the disclosure requirements for fair value measurements. The Company is currently evaluating the impact this standard may have on its consolidated financial statements.

•
Amendment to IAS 1, Presentation of Financial Statements, requires an entity to group items presented in statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For items presented before tax, the amendments also require that the tax related to the two separate groups to be presented separately. The Company is currently evaluating the impact this amendment may have on its consolidated financial statements.

3.	ACCOUNTING STANDARDS, INTERPRETATIONS AND AMENDMENTS TO EXISTING STANDARDS THAT ARE NOT YET EFFECTIVE (continued)

Effective for accounting periods beginning on or after January 1, 2015:

•	IFRS 9, Financial Instruments, Classification and Measurement. The Company is currently evaluating the impact this standard may have on its consolidated financial statements.

4.	CAPITAL MANAGEMENT

The Company’s objectives for the management of capital are to safeguard the Company’s ability to continue as a going concern including the preservation of capital and to achieve reasonable returns on invested cash after satisfying the objective of preserving capital.

The Company considers its cash, cash equivalents, and temporary investments to be its manageable capital.  The Company’s policy is to raise sufficient cash, as needs arise, to cover operating and exploration costs over a reasonable future period, generally two years.  The Company accesses capital markets as necessary and may also acquire additional funds where advantageous circumstances arise.

Excess cash investments are restricted to securities issued by the federal or provincial governments of Canada.  The Company currently has no externally imposed capital requirements.

5.	FINANCIAL INSTRUMENTS

Fair value hierarchy

Financial instruments recognized at fair value on the consolidated balance sheets must be classified into one of the three following fair value hierarchy levels:

Level 1 – measurement based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;

Level 2 – measurement based on inputs other than quoted prices included in Level 1, that are observable for the asset or liability;

Level 3 – measurement based on inputs that are not observable (supported by little or no market activity) for the asset or liability.

The Company’s financial instruments carrying amounts and fair values by categories and levels per the fair value hierarchy are as follows:

	Fair Value Level	2011	2010
		Available for sale at fair value	Available for sale at fair value
		$	$
Financial assets:

Cash equivalents - Treasury bills	1	58,470,577	-
Temporary investments – Treasury bills	1	-	52,413,576
Marketable securities	1	3,252,672	68,408
Other investments	1	772,138	1,248,472
Reclamation deposits	2	1,686,224	498,000
Total		64,181,611	54,228,456

5.           FINANCIAL INSTRUMENTS (continued)

The carrying value of cash, guaranteed investment certificates, accounts receivable and accounts payable approximate fair value.

Financial instrument risks

The Company’s financial instruments are exposed to the following risks:

Credit Risk

The Company’s primary exposure to credit risk is the risk of non-payment of cash equivalents amounting to approximately $65 million.  Near term cash needs of approximately $6 million are held on deposit or in bank guaranteed certificates with a major Canadian bank.  The balance of cash equivalents amounting to approximately $59 million were invested in Canadian federal government treasury bills.  As the Company’s policy is to limit excess cash investments to Canadian federal and provincial government instruments, the credit risk is considered by management to be negligible.

The Company’s credit risk exposure from accounts receivable financial instruments, which excludes HST refunds, at December 31, 2011, amounted to $52,090 (2010 - $70,006).

Liquidity Risk

The Company’s only liquidity risk from financial instruments is its need to meet operating accounts payable requirements.  The Company maintains sufficient cash balances to meet these needs.

Foreign Exchange Risk

Foreign exchange risk relates only to US dollar cash balances and as these were minimal for most of the year, this risk is minimal.

Interest Rate Risk

The Company is exposed to interest rate risk on its cash equivalent and temporary investments.  The majority of these investments are in discounted instruments with pre-determined fixed yields.  Interest rate movements will affect the fair value of these instruments between maturities so the Company manages maturity dates of these instruments to match cash flow needs.  Given maturity dates are short term in nature gains or losses on these investments are expected to be minimal.  Unrealized gains and losses are reported in other comprehensive income.

A difference in interest rates of 1.0%, on the December 31, 2011 balance of cash and temporary investments, over a year, would result in a change to net income of approximately $659,000.

Price Risk

The Company is exposed to price risk on its portfolio of junior mining company shares.  Due to the volatility of this class of shares, there is a risk that the values of these investments could change.  The Company’s policy to manage this risk is to liquidate sufficient shareholdings to cover cost outlays as soon as possible, market conditions permitting and thereafter liquidate the balance when market conditions are favourable.  Unrealized gains and losses are reported in other comprehensive income.

Management considers the historical volatility of shares held to be an indicator of a reasonably possible change in value.  If the market prices for all shares held by the Company as described above, at year end, had increased or decreased by the weighted average volatility of 67% annually, then there would have been an increase or decrease in other comprehensive income of approximately $2.7 million for the year ended December 31, 2011.

6.           TEMPORARY INVESTMENTS

Temporary investments consist of Government of Canada Treasury Bills having original maturities of greater than 90 days and up to one year. At year end, the Company did not possess any temporary investments (2010 - $52,413,576). Market values were based on quoted prices in an active market.

7.	MARKETABLE SECURITIES

Marketable securities consist of investments in public company shares and have an aggregate carrying value and fair value of $3,252,672 (2010 - $68,408) at year end.  Market values were based on quoted prices in an active market.

8.	OTHER INVESTMENTS

Other Investments consist of long-term investments in public company shares and have an aggregate carrying value and fair value of $772,138 (2010 - $1,248,472).  Market values were based on quoted prices in an active market.

9.	PROPERTY, PLANT AND EQUIPMENT

The following is a summary of the changes in property, plant and equipment during the year:

	Assets under Construction		Office Equipment		Mine-site Equipment		Mine-site Buildings		Total
	$		$		$		$		$
Cost
Balance, January 1, 2010		-		572,812		333,677		411,352		1,317,841
Additions		2,750,499		140,702		1,202,260		302,932		4,396,393
Disposals		-		(264)		-		-		(264)
Balance, December 31, 2010		2,750,499		713,250		1,535,937		714,284		5,713,970
Additions		-		430,721		12,924,526		-		13,355,247
Transfers		(1,229,795)				1,229,795				-
Disposals				(10,611)		-		-		(10,611)
Balance, December 31, 2011		1,520,704		1,133,360		15,690,258		714,284		19,058,606
Accumulated depreciation
Balance, January 1, 2010		-		277,631		38,488		14,477		330,596
Depreciation for the year		-		125,356		191,128		35,384		351,868
Disposals		-		(26)		-		-		(26)
Balance, December 31, 2010		-		402,961		229,616		49,861		682,438
Depreciation for the year		-		198,082		298,433		40,392		536,907
Disposals		-		(8,483)		-		-		(8,483)
Balance, December 31, 2011		-		592,560		528,049		90,253		1,210,862
Carrying amounts
January 1, 2010		-		295,181		295,189		396,875		987,245
December 31, 2010		2,750,499		310,289		1,306,321		664,423		5,031,532
December 31, 2011		1,520,704		540,800		15,162,209		624,031		17,847,744

10.    EXPLORATION AND EVALUATION ASSETS

The following is a summary of changes in exploration and evaluation assets during the year:

	Phoenix Gold Project Red Lake Ontario		Other Red Lake Properties Ontario		Alaska Properties USA		Nevada Properties USA		Total
	$		$		$		$		$
Balance, January 1, 2010		57,562,789		6,708,407		27,972,435		7,087,854		99,331,485
Costs incurred in the year		58,612,079		2,271,643		675,634		20,759		61,580,115
Impairments		-		-		(14,093,878)		-		(14,093,878)
Recoveries		-		(41,811)		-		-		(41,811)
Balance, December 31, 2010		116,174,868		8,938,239		14,554,191		7,108,613		146,775,911
Costs incurred in the year		56,545,044		123,641		177,946		8,324		56,854,955
Impairments		-		-		(14,732,137)		-		(14,732,137)
Recoveries		-		(308,100)		-		-		(308,100)
Balance, December 31, 2011		172,719,912		8,753,780		-		7,116,937		188,590,629

CANADA
ONTARIO
RED LAKE MINING DIVISION

Phoenix Gold Project

The Company holds a 100% interest in the Phoenix Gold Project consisting of 16 patented mining claims, 25 licences of occupation, 1 mineral lease and 1 unpatented mining claim.

(i)	Water Claims Agreement

The Company holds a 100% interest in the “Water Claims” portion of the Phoenix Gold Project (25 licences of occupation and one mineral lease).  These claims are subject to a NSR royalty of 2%, for which advance royalties of US$50,000 are due annually (to a maximum of US$1,000,000 prior to commercial production).  To December 31, 2011 the Company has paid US $450,000 with respect to the Water Claims advance royalties.  Advance royalties paid to date have been capitalized to exploration and evaluation assets.

The Company has the option to take back a 0.5% amount of the NSR royalty for US$675,000 at any time.  Upon a positive production decision the Company would be required to make an additional advance royalty payment of US$675,000, which would be deductible from commercial production royalties as well as amounts paid pursuant to the maximum US$1,000,000 in advance royalty payments described above.

(ii)	Land Claims Agreement

The Company holds a 100% interest in the “Land Claims” portion of the Phoenix Gold Project (16 patented mining claims). On October 19, 2011 the Company acquired and thereby extinguished a pre-existing 3% net smelter returns royalty payable on the Land Claims for 1,216,071 of its common shares valued at $4,256,249.  Advance royalties paid to date have been capitalized to exploration and evaluation assets.

(iii)	Unpatented Claim

The Company controls a 100% interest in one staked claim (one unit).

10.           EXPLORATION AND EVALUATION ASSETS (continued)

Other Red Lake Properties

The Company’s Other Red Lake Properties as of December 31, 2011 are as follows:

Property	Interest	Description	Location in Ontario
Adams Lake	100%	35 unpatented mining claims	Balmer and Bateman townships
Advance	100%	13 patented mining claims	Todd township
DMC	100%	130 unpatented mining claims	Dome, McDonough, Bateman and Fairlie townships
East Bay	100%	43 unpatented mining claims	Bateman and Blackbear townships
Humlin Property	100%	31 unpatented mining claims	Fairlie township
McCuaig Joint Venture	60%	3 unpatented mining claims	Dome township
Red Lake North	100%	48 unpatented mining claims	Bateman, Black Bear Lake, McDonough and Coli Lake townships
Slate Bay	100%	28 unpatented mining claims	McDonough, Dome and Graves townships
Westend	100%	3 unpatented claims	Todd townships
Wolf Bay	50-100%	23 unpatented mining claims	Todd and Hammell Lake townships

Red Lake North Property - Solitaire Minerals Corporation (“Solitaire”) Option

Pursuant to an option agreement signed during 2006 and amended during 2009, Solitaire held an option to acquire a 55% interest in the Red Lake North Property.  During the year, Solitaire did not meet the terms of the agreement and the option agreement was cancelled.

English Royalty Division (“ERD”)

The Company holds ownership or royalty interests in a number of properties designated as the English Royalty Division.  These properties, included in the ERD, are not explored by the Company but are held for the purpose of earning option and possible royalty income.

During 2011, the Company recorded cash and share receipts (before costs) of $1,743,234 (2010 - $683,580) from ERD options, all of which are recorded to income as the properties the receipts are associated with, are carried at $nil.

USA Properties

The Company’s properties in the USA are as follows:

Property	Interest	Description	Location
Nevada – Utah	Majority 100% owned (see below)	Approximately 225,000 acres (91,054 hectares)	Elko County, Nevada and Box Elder County, Utah
New Horizon, Alaska	100%	Approximately 65,560 acres	Goodpaster Mining District

Nevada - Utah
West Kirkland Option

On June 23, 2011, the Company entered into an agreement with West Kirkland Mining Inc. (“West Kirkland”) whereby West Kirkland can earn a majority interest in all the mineral rights held by Rubicon in Nevada - Utah, covering approximately 351 square miles (909 square kilometers) along the Long Canyon Trend of north eastern Nevada.  West Kirkland can earn 51% of the Company’s interest in the Company’s 100% owned lands, 68% of the Company’s  interest in the Company’s 75% owned lands and 60% of the Company’s interest in the Company’s less than 75% owned lands by expending US$15 million over a four year period. West Kirkland is committed to make minimum expenditures of US$2 million in the first year. On the properties where Rubicon owns a 100% interest, West Kirkland can further increase its

10.           EXPLORATION AND EVALUATION ASSETS (continued)

 interest to 60% by completing a pre-feasibility study or spending an additional US$4 million on exploration and development work.

Alaska
Kiska (formerly Rimfire) Option

Prior to March 31, 2011, the Company held an option granted by Kiska Metals Corporation (“Kiska”, formerly Rimfire Minerals Corporation) to acquire up to a 70% interest, in certain mineral claims, in Alaska.  Pursuant to the terms of this option agreement, at December 31, 2010, the Company was required to expend a further US $1.1 million before November 2012 to earn an initial 60% interest.

As further exploration work on this property was determined to be unlikely as of December 31, 2010 a full impairment of the exploration and evaluation assets of $14,093,878 was taken at that time. The option was terminated on March 30, 2011.

New Horizon Property

The Company holds a 100% interest in the New Horizon property consisting of 439 claims (65,560 acres) in the Goodpaster Mining District, Alaska. Given its focus in Red Lake, Ontario, the Company has not conducted any significant exploration on the property in over 3 years and is currently seeking a partner to advance the exploration of the property.  As there can be no assurance that such a partnership will be realized, the Company has determined that an impairment of the mineral property has occurred and as a result has an impairment of the carrying amount totaling $14,732,137, in the current year.

11.	RECLAMATION DEPOSITS

The Company is required to provide financial assurance to the Ontario Ministry of Northern Development and Mines (“MNDM”) for the reclamation and closure of the Phoenix Gold Project.

As at December 31, 2010, amounts on deposit with the MNDM were $493,000.  On October 17, 2011, the Company submitted an amended closure plan covering the potential production phases of the project and placed a further $1,193,224 on deposit with the MNDM, bringing the total amount on deposit to $1,686,224.

Deposits made in 2011 only represent assurance for the next phase of the project. Additional deposits will be required as site development continues or other factors cause increases in closure amount estimates.

12.	TRADE AND OTHER PAYABLES

	December 31 2011	December 31 2010	January 1 2010
Trade payables	$4,208,516	$1,423,148	$3,263,686
Payables to related party (note 17)	70,000	-	5,000
Compensation payable	1,218,703	1,447,639	493,518
Accrued expenses	3,194,068	3,519,879	26,101
Other	639,422	808,590	250,694
Total	$9,330,709	$7,199,256	$4,038,999

13.      PROVISION FOR CLOSURE AND RECLAMATION

The Company’s provision for closure and reclamation is for its Phoenix Gold project which is currently at the advanced exploration stage. Closure and reclamation activities related to this project will include land rehabilitation, demolition of buildings and processing facilities, ongoing care and maintenance and other costs.

The current estimated value of the future liability is $1,923,358 (December 31, 2010 - $394,392).

The estimated closure costs of the Phoenix Gold project, based on the current condition of the site, were inflation adjusted to the estimated date of site remediation, which is 16 years from December 31, 2011, and then discounted back to the year end using an estimate of the Company’s risk free rate of 1.96%. Accretion of the discount during the year was recorded to interest expense. The revision to the value of the future liability, amounting to $1,508,808 (2010 - $394,392), was recognized at year end with an offsetting amount added to exploration and evaluation assets. Changes to this provision during the year are summarized as follows:

Balance January 1, 2010	$ Nil
Recognition of obligation at year end	394,392
Balance December, 31, 2010	394,392
Accretion	20,158
Revision of estimate	1,508,808
Balance December 31, 2011	$1,923,358

14.	SHARE CAPITAL

(a) Share capital

Authorized share capital consists of unlimited common shares without par value

On July 28, 2011, the Company closed a non-brokered private placement with Agnico-Eagle Mines Limited (“Agnico-Eagle”) under which Agnico-Eagle was issued 21,671,827 common shares of the Company at a price of $3.23 per common share for total proceeds of $70 million.  Agnico-Eagle owned approximately 9.2% of the issued and outstanding shares of the Company upon closing. The terms of the private placement provide Agnico-Eagle with the right, for a period of two years, to participate in certain subsequent issuances by the Company to maintain its interest.

(b)      Stock Options

The Company’s incentive stock option plan was approved by its shareholders on June 28, 2011.  The plan authorizes the Company to issue up to 7.25% of the number of issued and outstanding shares as incentive stock options to directors, officers, employees and consultants of the Company.  Pursuant to Toronto Stock Exchange rules, a stock option plan must be approved by the shareholders when adopted and thereafter any unallocated options under the plan must be approved by the shareholders every three years.

Under the plan, there are no required vesting terms for options.  The term of each grant shall be no greater than 10 years from the date of grant.  The option price shall be no less than the fair market value of the Company’s shares on the date of the grant.

14.           SHARE CAPITAL (continued)

The following is a summary of the changes in the Company’s outstanding stock options:

	2011		2010
	Number of Shares	Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
			$		$
Balance at beginning of year	7,578,000	2.82		5,755,000		1.46
Granted	3,431,696	5.72		3,059,000		5.02
Exercised(1)	(719,000)	1.21		(931,000)		1.00
Expired/cancelled	(394,700)	5.27		(305,000)		4.81
Outstanding at end of year	9,895,996	3.84		7,578,000		2.82
Exercisable at end of year	8,355,498	3.49		6,281,000		2.37

1 The weighted average share price at the time of exercise was $3.98 (2010 - $5.26).

The following is a summary of outstanding stock options:

December 31, 2011
Option Price Range	Number Outstanding	Weighted Average Price		Weighted Average Life
		$		Years
$0.74 - $1.04	1,205,000		1.00	1.02
$1.31 - $1.46	1,930,000		1.31	2.00
$1.68 - $3.63	855,000		2.63	1.95
$3.96 - $4.53	545,000		4.22	3.18
$5.22	2,310,000		5.22	3.04
$5.80	3,050,996		5.80	3.76
Total Stock Options	9,895,996		3.84	2.73

Subsequent to December 31, 2011, the Company granted 3,372,230 stock options to employees, directors and contractors at an exercise price equal to the market value on issue of $3.98, with expiry terms of 5 years.

Subsequent to December 31, 2011, 150,000 stock options were exercised for proceeds of $118,500.

The fair value of stock options granted during the year, has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	2011	2010
Weighted average share price	$3.56	$5.02
Weighted average exercise price	$5.72	$5.02
Risk-free interest rate	1.86%	2.32%
Expected life	2.9 Years	3.5 Years
Expected volatility	63%	77%
Expected dividend yield	0%	0%

14.           SHARE CAPITAL (continued)

The risk-free interest rate assumption is based on Canadian government bonds with terms matching the expected life of the stock options. The expected volatility assumption is based on the historical volatility of the Company’s share price on the Toronto Stock Exchange over the recent past period equal to the expected life of the stock options.

The weighted average measurement date fair value of options granted during 2011 was $1.01 (2010 - $2.74).

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

(c) Stock Appreciation Rights

On August 9, 2010, the Company conditionally granted 90,000 options to new employees at an exercise price of $3.88.

In recognition of the fact that such options were not exercisable when they were scheduled to vest due to the Company not having an approved stock option plan at that time, the Company agreed to cancel the options and has issued an equal number of stock appreciation rights which, if exercised, will be settled in cash. The amount of cash payable under such stock appreciation rights will be an amount that will achieve the same after tax receipt of funds as the exercise of an equivalent number of stock options, followed by an immediate sale of the stock.  These stock appreciation rights are accounted for as cash settled awards and measured at fair value.  These stock appreciation rights have now fully vested.

For the year ended December 31, 2011, the Company has recorded $61,836 as an addition to mineral properties in relation to the unexercised rights, based on the original grant date fair value.  Re-measurement of the liability at December 31, 2011 and conversion of certain of the rights to stock options resulted in a reduction to share based compensation of $422,022 which was credited to expense in the year.

On September 7, 2011, the Company granted a further 200,000 stock appreciation rights to a new director at an exercise price of $4.18.  These stock appreciation rights have a 5 year life.  100,000 of these stock appreciation rights will vest on March 7, 2012 and the remaining 100,000 will vest on September 7, 2012.  These stock appreciation rights may be cancelled and issued as stock options with the same terms should shareholder approval be obtained for the grant.  For the year ended December 31, 2011, $226,667 has been charged to share based compensation in regard to these stock appreciation rights.  The total liability for stock appreciation rights at December 31, 2011 amounted to $379,825 of which $153,158 had vested.

15.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	2011	2010
Components of accumulated other comprehensive income (loss) end of the year:

Unrealized losses on cash equivalents and temporary investments	$(4,499)	$(41,501)
Unrealized gains (losses) on marketable securities and other investments in public company shares	(1,141,494)	135,355

	$(1,145,993)	$93,854

16.    INCOME TAXES

The following is a reconciliation of income taxes at statutory rates:

	2011		2010
	$		$
Net loss for the year, before taxes		(21,479,629)		(25,446,425)
Blended statutory tax rate		29.22%		30.35%
Expected income tax recovery		6,276,276		7,722,659
Net adjustment for current, deductible and non-deductible amounts		(3,934,165)		(5,531,622)
Unrecognized benefit of non-capital losses		(2,258,979)		(2,255,333)
Income tax recovery (expense), net		83,132		(64,296)

The significant components of the Company’s deferred income tax assets (liabilities) are as follows:

	2011		2010		January 1 2010
	$		$		$
Deferred income tax assets (liabilities):
Net mineral property carrying amounts in excess of tax pools		(8,411,735)		(8,775,063)		(9,008,082)
Equipment and intangible tax pools in excess of carrying value		534,669		402,563		314,536
Non-taxable mark-to-market losses (gains) on investments		38,339		(21,230)		88,593
Share issue cost pool		880,613		1,262,830		1,776,853
Tax loss carry-forwards		11,028,514		9,142,726		7,686,537
		4,070,400		2,011,826		858,437
Amounts not recognized		(4,209,286)		(2,217,006)		(1,014,072)
Net deferred income tax liabilities		(138,886)		(205,180)		(155,635)

The Company has Canadian non-capital losses of approximately $30 million (2010 - $22 million), which are available to reduce future taxable income and which expire between 2014 and 2031.  Subject to certain restrictions the Company also has mineral property expenditures of approximately $149 million (2010 – $98 million) available to reduce taxable income in future years.

17.	RELATED PARTY TRANSACTIONS

For the year ended December 31, 2011, the Company paid legal fees to a law firm, of which a partner is a director of the Company, aggregating to $1,417,406 (2010 - $638,251). The fees are recorded within professional expenses, mineral property acquisition costs, investments and share issue costs in these financial statements. As at December 31, 2011, this law firm is owed $70,000 (2010 - $nil).  All these transactions were recorded at their fair value amounts and were incurred in the normal course of business.

Key management personnel compensation

Compensation	2011		2010
	$		$
Short-term employee benefits		4,172,091		4,667,306
Share-based payments		1,196,229		4,666,000
		5,368,320		9,333,306

Key management personnel include the Company’s directors and officers.

18.	INVESTOR RELATIONS

	2011		2010
	$		$
Salaries & benefits		423,718		295,476
Travel & accommodation		148,633		122,576
Shareholder communication		209,312		135,401
Other		173,614		307,001
Total		955,277		860,454

19.	COMMITMENTS

(a)
At December 31, 2011, the Company has the following lease, rental and contractual commitments, made for the Company’s office premises, staff accommodations and various contractual obligations made for the acquisition of equipment and to further develop the Company’s Phoenix Gold project:

	December 31 2011	December 31 2010	January 1 2010
Less than 1 year	$315,247	$3,695,950	$67,849
Between 1 and 2 years	162,114	185,325	-
Total	$477,361	$3,881,275	$67,849

(b)
The Company is required to make certain cash payments, incur exploration costs and pay certain advance royalty amounts (note 10) to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

20.	SEGMENTED INFORMATION

The Company conducts its business as a single operating segment being the mining business in North America.  All mineral properties and equipment are situated in North America.  Investment revenues were earned principally from North American sources.

21.	SUPPLEMENTAL CASH FLOW AND NON-CASH ACTIVITIES

Cash and cash equivalents are comprised of the following:

	December 31 2011	December 31 2010
Cash	$1,135,218	$2,916,371
Government of Canada treasury bills and bank guaranteed investment certificates	64,735,077	9,051,496
	$65,870,295	$11,967,867

During the year, the Company received common shares of other companies valued at $1,236,651 (2010 - $215,802) pursuant to the terms of mineral property option agreements.  The Company has excluded from its investing cash flows $7,044,856 (2010 - $3,459,552) in accounts payable relating to mineral property costs.  Other non-cash investments included $1,922,823 (2010 - $3,176,233) recorded in property expenditures for stock-based compensation awarded to personnel working on mineral properties and $482,976 (2010 – $329,170) recorded in property expenditures for amortization.

22.    SUBSEQUENT EVENT

On February 29, 2012, subsequent to the year end, the Company closed a public offering and issued 49,000,000 common shares of the Company at a price of $4.10 per common share for total gross proceeds of $200,900,000.  The Company paid the underwriters a commission of 4% amounting to $8,036,000.  An overallotment option has been granted to the underwriters to purchase up to an additional 15% of the offering, which is exercisable in whole or in part for a period of 30 days from and including the closing date.

23.	TRANSITION TO IFRS

As stated in Note 2, these are the Company’s first annual consolidated financial statements prepared in accordance with IFRS.  The impacts of the transition from Canadian GAAP to IFRS on the Company’s financial position and comprehensive loss are set out in this note.

The accounting policies set out in note 2 have been applied in preparing the annual consolidated financial statements for the years ended December 31, 2011, December 31, 2010 and January 1, 2010 (the Company’s date of transition).

IFRS 1 “First-time Adoption of International Financial Reporting Standards” (IFRS 1)

Under IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’, the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to retained earnings unless certain exemptions are applied. IFRS provides for certain optional exemptions and certain mandatory exemptions for first time IFRS adopters. Set forth below are the applicable IFRS 1 optional and mandatory exemptions applied in the conversion from Canadian GAAP to IFRS.

Share-based payments

IFRS 1 permits the application of IFRS 2 Share Based Payments only to equity instruments that had not vested by the date of transition to IFRS. The Company has applied this exemption and will only apply IFRS 2 for equity instruments that had not vested by January 1, 2010.

Business Combinations

IFRS 1 permits the Company’s to keep the original Canadian GAAP accounting treatment for business combinations that occurred prior to the date of transition to IFRS. The Company has applied this exemption and will not restate business combinations that occurred before January 1, 2010.

Financial Statement Impact on Transition to IFRS

IFRS employs a conceptual framework that is similar to Canadian GAAP; however significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption of IFRS will not change the cash flows of the Company, it resulted in changes to the Company’s Balance Sheet, and Statement of Comprehensive Loss as set out below.

(a)	Deferred Income Taxes

Conversion to IFRS affects deferred tax balances due to the initial recognition exemption for asset acquisitions and the calculation of temporary tax base differences on non-monetary items.

Initial recognition exemption

In 2007, the Company acquired land packages in Alaska and Nevada.  Under Canadian GAAP, the Company, on acquisition, recognized a deferred income tax liability amounting to $14,797,848, based on the difference between the accounting and tax basis of the mineral properties.  Under IFRS, as the acquisitions did not arise from a business

23.           TRANSITION TO IFRS (Continued)

combination nor at the time of the transaction, affect accounting or taxable income, a deferred tax liability, for the initial temporary difference is prohibited from being recognized.

Foreign exchange treatment for deferred income tax with respect to non-monetary items

Under Canadian GAAP, deferred tax balances are calculated in the currency in which the taxes are paid and then converted to the accounting presentation currency at the current exchange rate whereas IFRS requires that deferred taxes be determined in an entity’s functional accounting currency by comparing the historic non-monetary accounting basis to the tax basis converted at the current exchange rate. Adjustments arise from this different treatment when an entity’s functional currency differs from that in which the entity calculates and pays tax. The Company’s adjustments for this difference primarily relate to the Company’s properties in Alaska and Nevada.

The effects of the IFRS differences for deferred income tax calculations on the transitional – January 1, 2010 and December 31, 2010 financial statements are summarized as follows:

Impact on Consolidated Balance Sheets	December 31, 2010	January 1, 2010
	$	$
Mineral properties/exploration and evaluation assets	(7,727,892)		(14,797,848)
Future income taxes/deferred income taxes	4,930,853		13,235,693
Deficit	2,797,039		1,562,155

Impact on Consolidated Statements of Comprehensive Loss	December 31, 2010
		$
Mineral property impairment	(7,069,956)
Foreign exchange gains	724,580
Future Income tax expense/deferred tax expense	7,580,260
Comprehensive loss	1,234,884

(b)	Flow-through Shares

The treatment of the tax effect of flow-through shares differs under Canadian GAAP and IFRS.

Under Canadian GAAP, share capital is credited with the net proceeds of the financing with no amount allocated to the sale of tax benefits.  Upon renunciation of the exploration expenditures to the investors for tax purposes, a deferred income tax liability is recorded in the amount of the estimated future tax savings given up and the offset is charged to share capital.

Acceptable accounting under the IFRS framework would require an allocation of the flow-through share purchase price between the shares acquired and the tax benefit.  The Company has adopted a policy, for these transactions, that allocates the market value of the shares to the flow-through shares and any premium over the market value to the tax benefit purchased.  The tax benefit amount is recorded as a liability at the time of the financing.  In future periods, when the exploration expenditures have been made that qualify the transfer of tax benefits and renunciation of the benefit to the investor has been filed or is likely to be filed, the liability is settled and an offset is recorded to deferred income tax expense.  At the time of the exploration expenditure, as the Company’s policy is to capitalize exploration expenditures, a deferred tax liability will be created as the expenditures will have no tax basis.

23.	TRANSITION TO IFRS (continued)

As there is no exemption under IFRS for retrospective application of this difference, the effect of flow-through share financings from inception on the transitional – January 1, 2010 and December 31, 2010 financial statements are as follows:

Impact on Consolidated Balance Sheets	December 31, 2010	January 1, 2010
	$	$
Share capital	(3,433,637)		(3,433,637)
Deficit	3,433,637		3,433,637

Impact on Consolidated Statements of Comprehensive Loss	December 31, 2010
Comprehensive loss	No Impact

(c)	Share Based Payments

As of December 31, 2009, the Company’s method of valuing share-based payments was generally in compliance with IFRS.  Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value was amortized over the vesting period of the respective tranches.  Forfeiture estimates are recognized in the period they are granted, and are revised for actual forfeitures in subsequent periods.

The definition of employee is however broader under IFRS than under Canadian GAAP.  This results in certain consultants, previously considered non-employees under Canadian GAAP, being recognized as employees under IFRS. The result is that, for consultants, who provide services that are similar to those provided by employees, the measurement date for stock option valuation is the grant date under IFRS whereas under Canadian GAAP it was the date the services were fully provided. This difference results in an adjustment upon transition to IFRS.

The impact on the January 1, 2010 and December 31, 2010 financial statements is as follows:

Impact on Consolidated Balance Sheets	December 31, 2010	January 1, 2010
	$	$
Mineral properties/exploration and evaluation assets	(80,500)		(80,500)
Contributed surplus/share based payments reserve	81,625		120,750
Deficit	(1,125)		(40,250)

Impact on Consolidated Statements of Comprehensive Loss	December 31, 2010
		$
Share-based compensation	39,125
Comprehensive loss	39,125

(d)	Stock Appreciation Rights

In 2010, the Company issued stock appreciation rights (“SAR’s”) to three employees (Note 14). The treatment of SAR’s differs between Canadian GAAP and IFRS. Under Canadian GAAP, cash-settled awards were measured at the amount by which the quoted market value of the shares of the enterprise’s stock covered by the grant exceeds the option price or value specified, (“Intrinsic Value”), by reference to a market price. Changes in the amount of liability due to fluctuations in the stock price were recorded as an adjustment to compensation cost.  Upon settlement of the award, the SAR is measured using the intrinsic value at the date of settlement and the previously recorded liability is reversed.

23.      TRANSITION TO IFRS (continued)

IFRS requires cash-settled share-based payments to be measured at the fair value of the liability until the liability is settled.  Any changes in fair value are recorded in profit or loss.

The quantitative impact on the – January 1, 2010 and December 31, 2010 financial statements is as follows:

Impact on Consolidated Balance Sheets	December 31, 2010	January 1, 2010
	$	$
Mineral properties/exploration and evaluation assets	20,226		-
Accounts payable	(207,232)		-
Deficit	187,006		-

Impact on Consolidated Statements of Comprehensive Loss	December 31, 2010
		$
share-based payments	187,006
Comprehensive loss	187,006

(e)	Provision for Closure and Reclamation (Asset Retirement Obligations) (“ARO”)

At December 31, 2010, the Company recognized an ARO, which met the recognition criteria of both IFRS and Canadian GAAP. However, a difference exists between IFRS and Canadian GAAP in the discount rate used to calculate present value. Under both methods, present value should be used where the effect of the time value of money is material. Under IFRS, the Company would use a risk-free rate of 3.5% to calculate present value; however, under Canadian GAAP, the Company used a credit adjusted risk free-rate of 8%. There is no quantitative impact on profit or loss on transition to IFRS; however, the December 31, 2010 statement will be impacted by the difference as follows:

Impact on Consolidated Balance Sheets	December 31, 2010	January 1, 2010
	$	$
Mineral properties/exploration and evaluation assets	270,385		-
Asset retirement obligation/provision for closure and reclamation	(270,385)		-

Impact on Consolidated Statements of Comprehensive Loss	December 31, 2010
Comprehensive loss	No Impact

(f)	Reconciliation to previously reported financial statements

A reconciliation of the above noted changes is included in the following balance sheets and statements of comprehensive loss for the dates noted below.  The changes to the financial statements as noted below have resulted in reclassifications of various amounts, within operating activities, on the statements of cash flows; however, as there have been no adjustments to net cash flows, no reconciliation of the statement of cash flows has been presented.

23.           TRANSITION TO IFRS (continued)

The January 1, 2010 Canadian GAAP consolidated balance sheet has been reconciled to IFRS as follows:

			January 1, 2010
	Note 23		Canadian GAAP	Effect of transition to IFRS	IFRS

Assets

Current assets:
Cash and cash equivalents			$2,377,399	$-	$2,377,399
Temporary investments			125,418,231	-	125,418,231
Marketable securities			66,532	-	66,532
Accounts receivable			1,108,511	-	1,108,511
Prepaid expenses and supplier advances			333,343	-	333,343
			129,304,016		129,304,016
Non-current assets:
Other investments			1,127,819	-	1,127,819
Buildings and equipment/property, plant and equipment			987,245	-	987,245
Mineral properties/exploration and evaluation assets	(a, c	)	114,209,833	(14,878,348)	99,331,485
Reclamation deposits			498,000	-	498,000
			$246,126,913	$(14,878,348)	$231,248,565

Liabilities and equity

Current liabilities:
Accounts payable and accrued liabilities			$4,038,999	$-	$4,038,999
			4,038,999	-	4,038,999

Non-current liabilities:

Future income taxes/deferred income taxes	(a)		13,391,328	(13,235,693)	155,635
			17,430,327	(13,235,693)	4,194,634
Equity:
Share capital	(b)		246,391,590	3,433,637	249,825,227
Contributed surplus/share-based payments reserve	(c)		5,750,527	(120,750)	5,629,777
Accumulated other comprehensive income			(785,842)	-	(785,842)
Deficit	(a,b,c	)	(22,659,689)	(4,955,542)	(27,615,231)
			228,696,586	(1,642,655)	227,053,931
			$246,126,913	$(14,878,348)	$231,248,565

23.	TRANSITION TO IFRS (continued)

The December 31, 2010 Canadian GAAP consolidated balance sheet has been reconciled to IFRS as follows:

			December 31, 2010
	Note 23		Canadian GAAP	Effect of transition to IFRS	IFRS

Assets

Current assets:
Cash and cash equivalents			$11,967,867	$-	$11,967,867
Temporary investments			52,413,576	-	52,413,576
Marketable securities			68,408	-	68,408
Accounts receivable			2,111,463	-	2,111,463
Prepaid expenses and supplier advances			289,967	-	289,967
			66,851,281	-	66,851,281
Non-current assets
Other investments			1,248,472	-	1,248,472
Buildings and equipment/property, plant and equipment			5,031,532	-	5,031,532
Minerals properties/exploration and evaluation assets	(a,c,d,e	)	154,293,692	(7,517,781)	146,775,911
Reclamation deposits			498,000	-	498,000
			$227,922,977	$(7,517,781)	$220,405,196

Liabilities and Equity

Current liabilities:

Accounts payable and accrued liabilities	(d)		$6,992,024	$207,232	$7,199,256
Income tax payable			7,150	-	7,150
			6,999,174	207,232	7,206,406

Non-current liabilities:
Future income taxes/deferred income taxes	(a)		5,136,033	(4,930,853)	205,180
Asset retirement obligation/provision for closure and reclamation	(e)		124,007	270,385	394,392
			12,259,214	(4,453,236)	7,805,978

Share capital	(b)		248,482,600	3,433,637	251,916,237
Contributed surplus/share-based payments reserve	(c)		13,796,704	(81,625)	13,715,079
Accumulated other comprehensive loss			93,854	-	93,854
Deficit	(a,b,c,d	)	(46,709,395)	(6,416,557)	(53,125,952)
			215,663,763	(3,064,545)	212,599,218
			$227,922,977	$(7,517,781)	$220,405,196

23.           TRANSITION TO IFRS (continued)

The Canadian GAAP statement of operations for the year ended December 31, 2010 has been reconciled to IFRS as follows:

			Year Ended December 31, 2010
	Note 23		Canadian GAAP	Effect of transition to IFRS		IFRS

Expenses:
Consulting			$543,178	$-		$543,178
Depreciation Consulting General mineral exploration Investor relations Office Part XII.6 tax on flow-through Professional fees Rent Re-organization costs Salaries Stock-based compensation (note 12(b)) Transfer agent and regulatory filing fees Travel and accommodation Write-off of mineral property costs Depreciation			22,698	-		22,698
General mineral exploration			144,006	-		144,006
Write-off of mineral property costs	(a)		21,163,834	(7,069,956	) -	14,093,878
Insurance			510,962			510,962
Investor relations			860,454	-		860,454
Office & rent			245,546	-		245,546
Option payments received in excess of property costs			(505,865)	-		(505,865)
Professional fees			535,447	-		535,447
Salaries and benefits			2,605,941	-		2,605,941
Share-based compensation	(c,d	)	5,585,969	226,131		5,812,100
Transfer agent and regulatory filing fees			205,857	-		205,857
Travel and accommodation			358,060	-		358,060

Loss from operations			(32,276,087)	(7,291,650)		(25,432,262)
Interest and other income			463,583	-		463,583
Foreign exchange gains (losses)	(a)		727,701	(724,580)		3,121
Loss on sale of investments			(366,418)	-		(366,418)
Other losses			(114,449)			(114,449)
Loss before income taxes			(31,565,670)	6,843,825		(25,446,425)
Current income tax expense			(14,751)	-		(14,751)
Deferred income tax/deferred income tax recovery	(a)		7,530,715	(7,580,260)		(49,545)
Net loss for the year			$(24,049,706)	$(1,461,015)		$(25,510,721)

Basic and diluted loss per common share			$(0.11)			$(0.12)
Weighted average number of common shares outstanding			213,523,163			213,523,163

23.      TRANSITION TO IFRS (continued)

The Canadian GAAP statement of comprehensive loss for the year ended December 31, 2010 has been reconciled to IFRS as follows:

			Year Ended December 31, 2010
	Note 23		Canadian GAAP	Effect of transition to IFRS	IFRS

Net Loss	(a,c,d	)	$(24,049,706)	$(1,461,015)	$(25,510,721)

Fair value adjustment, net of tax, on available for sase.
sale financial instruments:
Temporary investments			28,761		28,761
Other investments and marketable securities			370,068		370,068
Realized losses on marketable securities and other investments reclassified to net other investments reclassified to net income
income			366,418		366,418
Impairment losses on marketable securities
and other investments reclassified to net
income			114,449		114,449
Other comprehensive income			879,696		879,696
Comprehensive loss			$(23,170,010)	$(1,461,015)	$(24,631,025)